Exhibit 99.7

CABLE & WIRELESS AGREES SEVERANCE TERMS WITH

GRAHAM WALLACE

Cable & Wireless announced today (18 June 2003) that it has agreed with Graham Wallace the terms under which he will leave the company.

Mr Wallace resigned from the Board on 4 April 2003, remaining available for a period to support the Chairman and the new Chief Executive Officer. His employment termination date will be 20 July 2003.

Mr Wallace has agreed to waive a significant proportion of his contractual entitlements. Accordingly he will receive a cash payment of £387,500, equivalent to six months’ salary, in lieu of notice. To allow for the possibility of further mitigation, this amount will be spread over six monthly payments following his employment termination date. He will also receive additional pension credit, equivalent to fourteen months’ pensionable service, the capital value of which is £500,000. He will receive no payment under any of the Company’s short term or long term incentive plans.

Graham Wallace’s contract, dating from his appointment as Chief Executive of Cable & Wireless Communications on 21 January 1997, included a notice period of 2 years. At 31 March 2003 the unexpired term of his service contract was one year and ten months.

Richard Lapthorne, Chairman of Cable & Wireless, said: “We have reached a rational settlement with Graham Wallace which is sensible for both parties.”

Ends

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